Partners Group Private Income Opportunities, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

July 31, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Partners Group Private Income Opportunities, LLC (the “Fund”)

(1933 Act File No. 333-213376)/(1940 Act File No. 811-23188)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of Post Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 under the Securities Act and Amendment No. 5 to the Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated to July 31, 2018, or as soon thereafter as is reasonably practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Fund acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Partners Group Private Income Opportunities, LLC

/s/ Robert Collins
Name: Robert Collins
Title: President

Partners Group Private Income Opportunities, LLC

/s/ Justin Rindos
Name: Justin Rindos
Title: Chief Financial Officer

Foreside Fund Services, LLC

/s/ Mark A. Fairbanks
Name: Mark A. Fairbanks
Title: Vice President